UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 0-20135

                        Intermedia Communications Inc.
            (Exact name of registrant as specified in its charter)

            One Intermedia Way, Tampa, Florida 33647 (888) 288-7658 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, $0.01 par value
        Associated Rights to Purchase units of Series C Preferred Stock
                7% Series D Junior Convertible Preferred Stock
              Depositary Shares each representing a one hundredth
     interest in a share of 7% Series D Junior Convertible Preferred Stock
                7% Series E Junior Convertible Preferred Stock
              Depositary Shares each representing a one hundredth interest in a share of 7% Series E Junior Convertible Preferred Stock
                7% Series F Junior Convertible Preferred Stock
              Depositary Shares each representing a one hundredth interest in a share of 7% Series F Junior Convertible Preferred Stock
           (Title of each class of securities covered by this Form)

                 Intermedia Communications Inc. 13.5% Series B
                    Redeemable Exchangeable Preferred Stock
             Intermedia Communications 9.5% senior notes due 2009
 Intermedia Communications 12.25% senior subordinated discount notes due 2009
          Intermedia Communications Inc. 8.60% senior notes due 2008
           Intermedia Communications Inc. 8.5% senior notes due 2008
          Intermedia Communications Inc. 8.875% senior notes due 2007
     Intermedia Communications Inc. 11.25% senior discount notes due 2007
      Intermedia Communications Inc. 12.5% senior discount notes due 2006 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [x]          Rule 12h-3(b)(1)(i)         [x]
Rule 12g-4(a)(1)(ii)      [ ]          Rule 12h-3(b)(1)(ii)        [ ]
Rule 12g-4(a)(2)(i)       [ ]          Rule 12h-3(b)(2)(i)         [ ]
Rule 12g-4(a)(2)(ii)      [ ]          Rule 12h-3(b)(2)(ii)        [ ]
                                       Rule 15d-6                  [ ]

-----------------------------------------------------------------------------

Approximate number of holders of record as of the certification or notice date:
                         One as to Common Stock
-----------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, Intermedia Communications Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:        July 9, 2001                    By: /s/  Robert M. Manning
      --------------------------                 ----------------------------
                                                 Robert M. Manning
                                                 Senior Vice President and
                                                 Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.